

Shawn Tacey · 3rd

Lawyer, Entrepreneur, Podcast Host

Bothell, Washington · 473 connections · **Contact info**

Our Mayberry Inc.

 **University of Washin...**
School of Law

Experience

CEO and Founder of Our Mayberry Inc.

Our Mayberry Inc. · Full-time

May 2018 – Present · 2 yrs 5 mos

Bellevue, Washington

Managing Partner

Tacey Law Group PS

Oct 2017 – Present · 3 yrs

Bellevue

Managing Partner

Tacey Goss PS

CEO and President

Localloop Global, Inc.

2012 – Jul 2015 · 3 yrs

Bellevue

Partner

Gordon Thomas Honeywell LLP

2003 – 2005 · 2 yrs

Education



University of Washington School of Law

Juris Doctorate, Law

1993 – 1996



University of Arizona

Bachelor of Arts, Political Science and Governmer

1987 – 1992

Volunteer Experience

Head Women Soccer Coach

Crossfire Select Soccer

May 2012 – Present • 8 yrs 5 mos

Children

I have the privilege of teach incredible young peop
the world with great proficiency. I use the deman(
to prepare young people for a resilient life, where
and serving others for a greater benefit for all.

Skills & Endorsements

Start-ups · 35

Endorsed by **Todd Dean and 4 others who are highly skilled at this**

Entrepreneurship · 28

Endorsed by **Todd Dean and 4 others who are highly skilled at this**

Civil Litigation · 20

Todd R. Tarbert and 19 connections have given endorsements for this skill

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Recommendations

Received (2)   Given (1)



Robert Jordan, PE
Owner/President at
PuroClean Northwest

September 1, 2009, Robert was
a client of Shawn's

Shawn came recom
desired a local atto
his partner Chip Go
collaborated with m
and Chip are detaile

Rod Nicholls
President & CEO at Vadium
Technology Corporation

December 23, 2008, Rod was a
client of Shawn's

I have worked with
consistently provide

Interests



Phoenix Metro Chamber of Com...
249 members





OneAccord
3,476 followers

ME



University of Washington School ...
9,340 followers

University of Arizona Alumni

31,037 members